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                                                                     EXHIBIT 22



                       [LETTERHEAD OF JAPONICA PARTNERS]


BY FACSIMILE
FOR IMMEDIATE DELIVERY

                                               September 22, 1994



Board of Directors
Borden, Inc.
277 Park Avenue
New York, NY  10172


Dear Board Members:

Japonica Partners write this letter regarding our September 21st letter and meeting of same day. We find it difficult to understand how your actions are designed to maximize shareholder value:

1.        MISLEADING A COMPETING SUITOR:

          In addition to your unresponsive actions since May 24th, Borden's treasurer David Kelly's comments on Friday, September 9th were, to say the least misleading. He clearly stated that we can assume that until the Board of Directors meets on the last Tuesday of September there would not be a meeting, that nothing would be announced, that nothing significant was taking place other than going through a normal course of review. This pattern of actions can only be viewed, at a minimum as disadvantaging, if not seeking to preclude a competing offer.

          Mr. Kelly's misrepresentations were only one of a continuing pattern of attempting to delay, deflect and discourage Japonica's efforts. That course of conduct delayed by approximately 4 months Japonica's ability to create the fully developed proposal you now request.

          Japonica Partners has been requesting a constructive dialogue with you for at least 120 days. These requests went unanswered. Only three days ago you agreed to meet. Given your knowledge of Japonica's interest for over 120 days, and given that a competing, apparently preferred suitor has been given access reportedly for a year or more, it is absolutely unreasonable to expect that a competing suitor present a fully detailed, comprehensive proposal in 3 days, with at a minimum a 120 day disadvantage.





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Borden, Inc.
September 22, 1994
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          Nonetheless, we provided you with a menu of options, with
          considerable detail, to discuss and consider.


2.        CONTRA-FIDUCIARY SECTION 10:

          Your advisors stated that they cannot assist by providing a sense of direction that would provide greater shareholder value than an arguably coercive Whitehall stock swap. Although surprising, this appears consistent with the contra-fiduciary Section 10 of the September 12th letter of intent between Ervin Shames and Whitehall Associates, L.P., which provides that the Company shall not:

          . . . . authorize or permit any of its officers . . . to (a) solicit, initiate, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any acquisition or purchase of a substantial amount of assets of, or equity interest in, the Company or any of its subsidiaries or any tender offer (including a self tender offer) or exchange offer, merger, consolidation, business combination, sale of substantially all assets . . . or enter into negotiations or discussions regarding any of the foregoing, or furnish to any other person any information with respect to its business, properties or assets . . . or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. . . .

          Whether or not comparable provisions may sometimes be appropriate,
          Section 10 cannot be justified when Japonica Partners was ignored in favor of a Whitehall proposal that is unattractive rather than pre-emptive.

          The board has an obligation to maximize shareholder value. Japonica Partners has offered to work with the Company to develop a competing and more attractive offer that would maximize shareholder value. Each of the Board members has a personal fiduciary duty to Borden's shareholders to exercise care in conducting him or herself in the affairs of the Company, especially when it comes to maximizing shareholder value. That duty would include working with a proactive "white knight" such as Japonica Partners in developing an attractive competing offer to the Whitehall proposal.





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          However, the September 11th letter of intent apparently prohibits you from doing so. The Board members have an unresolvable conflict: honoring Section 10 of the Company's agreement with Whitehall would apparently preclude management from working with Japonica Partners to develop a competing offer, which in turn would violate their duty to the shareholders. Providing sought after guidance to Japonica Partners in selecting among the range of options proposed would apparently breach the September 11 agreement. This appears to be an untenable conflict in which the Board has been placed.


3.        MENU OF ALTERNATIVES:

          We presented the Company with a wide ranging menu of options, all designed to maximize shareholder value, all of which we were willing to discuss. A value of between $16 and $18 was suggested. A view to achieving a share price in the range of $22 to $25 in 1995 was also included in the discussion. We suggested an equity infusion between $200 million and $500 million. Acquiring outstanding stock for cash and/or stock was yet another option presented, so was an increase in the dividend.

          In our pursuit of maximizing shareholder value through a constructive process, we sought guidance from your advisors and representatives and the Company's management representatives and advisors with respect to a preferred course of action. We received absolutely no direction. In fact, we were told that neither the Company nor its advisors could not give any such direction. Our repeated attempts to establish a positive dialogue to maximize shareholder value were casually dismissed.


4.        ACCESS TO COMPARABLE INFORMATION:

          We have also asked management for a list, merely by description, of information and materials provided to Whitehall, as a first step in the signing of a confidentiality agreement to obtain information on the Company. Not only did management refuse to provide such a list, it would not assure us that the Company would necessarily give us the same information it furnished to Whitehall. Only after an hour of discussions and after numerous requests did your representatives indicate that they would





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          even give us a copy of lawsuits filed which are publicly available but which have not been disclosed.


5.        TIME FRAME:

          You should establish a time frame that would allow for a process that would -- in the interest of maximizing shareholder value -- place both proposals on a level playing field.


6.        SHAREHOLDER VOTE ON COMPETING PROPOSALS:

          You are urged to exercise your fiduciary duty, establish a process to ensure a level playing field and put the competing proposals to a vote by shareholders. We further ask that you instruct your advisors to expedite negotiating a confidentiality agreement and provide a list of the information given Whitehall and to insure that Japonica Partners receives no less than what Whitehall received.

Again, we urge you to consider these issues and your fiduciary duty to maximize shareholder value with absolute urgency.


                                               Respectfully,



                                               /s/ JAPONICA PARTNERS
                                               ----------------------
                                               JAPONICA PARTNERS